Miluna Acquisition Corporation

12F, No. 43,

Cheng Gong Road, Sec 4, Neihu

Taipei, Taiwan

September 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Miluna Acquisition Corporation
Registration Statement on Form S-1
File No. 333-289973

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Miluna Acquisition Corporation, hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Eastern Time, on September 30, 2025, or as soon as practicable thereafter.

Very truly yours,

Miluna Acquisition Corporation

By:	/s/ Shang Ju Lin
Shang Ju Lin
Chief Executive Officer